November 20, 2006

Brian D. Parrish
Chief Executive Officer
Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, New Mexico 88340

        RE: Inn of the Mountain Gods Resort and Casino.
                  Form 10-K for the Fiscal Year Ended April 30, 2005
                  Form 10-K for the Fiscal Year Ended April 30, 2006
                  File No. 333-113140

Dear Mr. Parrish :

      We have reviewed your response letter dated October 10, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

1. We note your response to our prior comment number 1. As requested in our prior comment, please revise your Annual Report on Form 10-K to include disclosure in the notes to your financial statements and MD&A explaining the nature and amounts of the various errors identified in your financial statements for the fiscal year ended April 30, 2005 that were discovered and corrected in the fiscal year April 30, 2006. Your revised disclosure should be accompanied by an explanation of the various quantitative and qualitative factors considered by management in determining that these errors were not material to the Company's April 30, 2005 financial statements and the rationale for correcting these errors in the Company's financial statements for the year ended April 30, 2006.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via facsimile: Lance Kintz, Chief Financial Officer
               Bob Keim
               (816) 960-0041